Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s discussion and analysis for the three and nine month periods ended September 30, 2007 of Precision Drilling Trust (the “Trust” or “Precision”) prepared as at October 23, 2007 focuses on certain key statistics from the unaudited consolidated financial statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it excludes changes that may occur in general economic, political and environmental conditions. This discussion should be read in conjunction with the material contained in Precision’s 2006 annual report on pages 30 through 66, the unaudited September 30, 2007 consolidated financial statements and related notes and the cautionary statement regarding forward-looking information and statements on page 14 of this report.
FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per unit amounts)	2007	2006	% Change	2007	2006	%Change

Revenue	$227,928	$349,558	(35)	$760,475	$1,109,535	(31)
Operating earnings(1)	73,402	142,431	(48)	278,655	462,883	(40)
Earnings from continuing operations	69,702	133,552	(48)	253,491	446,038	(43)
Net earnings	72,658	139,667	(48)	256,447	452,153	(43)
Cash provided by continuing operations	20,270	74,952	(73)	405,641	455,511	(11)
Net capital spending	39,653	76,128	(48)	144,937	165,102	(12)
Distributions declared	49,046	116,785	(58)	177,319	330,089	(46)
Per unit information:
Earnings from continuing operations	0.55	1.06	(48)	2.02	3.55	(43)
Net earnings	0.58	1.11	(48)	2.04	3.60	(43)
Distributions declared	$0.39	$0.93	(58)	$1.41	$2.63	(46)

Drilling rig operating days:
Canada	7,903	11,606	(32)	22,863	35,200	(35)
United States	533	81	558	1,032	89	1,060
Service rig operating hours:
Canada	84,490	123,783	(32)	269,581	370,400	(27)

(1)	Non-GAAP measure. See page 13.

FINANCIAL POSITION AND RATIOS

	September 30,	December 31,	September 30,
(Stated in thousands of Canadian dollars, except ratios)	2007	2006	2006

Working capital	$149,516	$166,484	$217,202
Working capital ratio	2.5	1.8	2.2
Long-term debt	$123,773	$140,880	$165,571
Total assets	$1,729,046	$1,761,186	$1,738,041
Long-term debt to long-term debt plus equity ratio	0.09	0.10	0.12

OVERVIEW
Precision reported net earnings of $73 million or $0.58 per unit for the third quarter ended September 30, 2007, a decrease of $67 million or 48% compared to $140 million or $1.11 per unit in the third quarter of 2006. For the nine months ended September 30, 2007, Precision reported net earnings of $256 million or $2.04 per unit, a decrease of $196 million or 43% compared to $452 million or $3.60 per unit for the nine months ended September 30, 2006. The decreases in the three and nine month periods were attributable to lower equipment utilization and customer pricing in Precision’s Canadian operations.
In Precision’s market in the Western Canada Sedimentary Basin (“WCSB”), lower oilfield activity, on a seasonally adjusted basis, became further entrenched in the quarter. Activity for Precision’s drilling and service rigs was 32% below the third quarter of 2006 and near their lowest levels for a third quarter in the last decade.
The decline in natural gas well spending by producers has curtailed oilfield service activity at a time when record rig capacity exists in the WCSB. The result for the service sector in Canada has been low equipment utilization and increasingly competitive pricing through the first nine months.
For Precision, diversification of operations into the United States land drilling market has provided growth in both the earnings base and utilization rates. Precision recorded a six-fold increase in U.S. drilling days in the third quarter of 2007 from the same period in 2006 and ended the quarter with eight rigs operating in the U.S. at close to 100% utilization.
Overall, the business environment for oilfield services in western Canada remained challenging as market conditions and fundamentals weakened for the fifth consecutive quarter. Average customer pricing for Precision’s services in Canada declined moderately in the third quarter, down 12% for drilling rigs and essentially unchanged for service rigs, compared to the third quarter of 2006. Sequentially, drilling rig pricing fell 8% from the second quarter of 2007 while average pricing for service rigs remained constant. Precision is beginning to experience pricing pressure for new work in the United States. However, relative to Canada, U.S. pricing remains strong.
In response to ongoing moderation in Canadian activity levels and general market uncertainty, Precision has reduced its estimated 2007 capital spending from $275 million to $220 million. The $55 million reduction is primarily related to a deferral of discretionary maintenance, the elimination of certain non-rig expansion capital and the deferral of certain infrastructure projects for assessment in the 2008 capital expenditure plan.
The estimated $220 million for capital spending on property, plant and equipment in 2007 includes $66 million for productive capacity maintenance of existing assets and $154 million for expansionary initiatives. Rig expansion continues as previously announced with a primary focus on completion of the new drilling rig build program which is supported by long-term customer arrangements.
In August, Precision Drilling Corporation appointed Kevin A. Neveu Chief Executive Officer and Director of Precision and Robert Phillips, a member of the Board of Directors since 2004, was appointed Chairman of the Board. The retirement of Hank Swartout as Executive Chairman and a Director of Precision coincided with the appointment of Mr. Phillips.

Commenting on the state of the industry, Mr. Neveu said, “As we progress through an extremely uncertain period for the Canadian oilfield service industry, I am encouraged by the operational excellence, safety performance and customer satisfaction Precision delivers. Our aggressive cost management strategy combined with a strong balance sheet and our exceptional people give us the ability to capitalize on the opportunities this challenging market will present.”
Financial
For the three months ended September 30, 2007:
•	Precision maintained a strong financial position with working capital of $150 million, long-term debt of $124 million and a long-term debt to long-term debt plus equity ratio of 0.09 as at September 30, 2007.

•	Revenue was $228 million, a decrease of $122 million or 35% from the prior year quarter due to lower customer pricing for Contract Drilling Services and notably lower activity levels in Precision’s Canadian operations.

•	General and administrative costs were $13 million, a decrease of $8 million from the prior year due primarily to a reduction in employee incentive compensation accruals partially offset by one-time compensation costs associated with hiring a new Chief Executive Officer.

•	Operating earnings were $73 million, a decrease of $69 million or 48% from the third quarter in 2006. As a percentage of revenue, operating earnings were 32%, compared to 41% in the third quarter of 2006. Operating earnings margins were negatively impacted by declines in customer pricing for most divisions and moderately higher operating costs due to labour rate increases from October 2006.

•	Earnings from continuing operations were $70 million or $0.55 per unit, a decrease of 48% compared to $134 million or $1.06 per unit in the third quarter of 2006.

•	Precision reported earnings of $3 million from discontinued operations with the receipt of funds in partial settlement of an outstanding matter associated with a business divestiture that closed during the third quarter of 2005.

For the nine months ended September 30, 2007:
•	Revenue was $760 million, a decrease of $349 million or 31% from the prior year. Reduced customer demand in Canada for natural gas well drilling has led to lower equipment utilization and an increasingly competitive pricing environment. Consistent with its strategy to diversify, revenue from Precision’s land drilling division in the United States is beginning to offset revenue declines in Canada.

•	General and administrative costs were $37 million, a decrease of $21 million from the prior year due primarily to a reduction in employee incentive compensation accruals offset by one-time compensation costs associated with the hiring of a new Chief Executive Officer.

•	Operating earnings were $279 million, a decrease of $184 million or 40% from the first nine months of 2006. As a percentage of revenue, operating earnings were 37% compared to 42% in the first nine months of 2006. Operating margins declined due to Canadian markets characterized by weak demand for natural gas well drilling and a labour market that surged in 2006 with sub-4% unemployment that led to field wage increases in the fourth quarter of 2006.

•	Earnings from continuing operations were $253 million or $2.02 per unit compared to $446 million or $3.55 per unit in the first nine months of 2006, a decrease of 43%.
Operational Summary
Capital expenditures for the purchase of property, plant and equipment were $41 million in the third quarter, a decrease of $39 million over the same period in 2006. Capital expenditures for the nine months ended September 30, 2007 were $149 million, a decrease of $41 million over the same period in 2006. Capital spending for 2007 included $112 million on expansionary capital initiatives and $37 million on the productive capacity maintenance of existing assets.
In the third quarter, Precision commissioned three new drilling rigs, one new service rig and deployed one drilling rig from its Canadian fleet to the United States.
At the end of the quarter, Precision had eight drilling rigs in the U.S. with another three contracted Super Single™ rigs at various stages of construction. Once the current rig builds are complete, Precision expects to operate a fleet of 11 rigs in the United States — with seven in Texas and four in Colorado. In contrast to the soft drilling market in Canada, there continues to be relatively high activity levels in the United States’ land drilling market.
Fundamentals for the industry in Canada remain modest and appear to be a continuation of 2006 when high levels of U.S. gas in storage ahead of the winter heating season prompted a drop in drilling activity that still persists. The decline in field activity levels from recent years has been magnified by the increased number of rigs in the industry. At the end of the quarter there were almost 900 drilling rigs registered with the Canadian Association of Oilwell Drilling Contractors (“CAODC”), an increase of 57% over the industry rig fleet in 1999. When combined with lower year-over-year drilling levels in western Canada, the increased drilling rig availability has led to the lowest rig utilization rates in nearly a decade.
Henry Hub natural gas spot prices averaged US$6.16 per MMBtu in the third quarter of 2007 in line with an average of US$6.06 per MMBtu in the year-ago quarter. West Texas Intermediate crude oil averaged US$75.31 per barrel during the quarter compared to US$70.62 per barrel in the same period in 2006.
The persistent decline in the one-year forward price for North American natural gas continued as it traded within a range of about $6.50 to $8.00 on Canadian and U.S. exchanges in the third quarter of 2007 compared to the 2006 range of about $7.00 to $10.00. The weakening of the U.S. dollar to parity with the Canadian dollar has compounded the decline in industry cash flow from natural gas production for many of Precision’s Canadian customers. For the 12-month period ended September 30, 2007 the Canadian dollar appreciated approximately 12% against the U.S. dollar.

During the third quarter of 2007, approximately 70% of industry well completions in western Canada targeted natural gas while 30% targeted oil, in line with the five-year historical average.
OUTLOOK
Oilfield activity in western Canada has declined significantly from the record earnings levels that were established in 2006.
Precision’s outlook for the upcoming winter drilling season and first half of 2008 is for a continuation of the lower activity environment that emerged in the second half of 2006 and has persisted throughout 2007. The release of the “Our Fair Share” report by the Alberta Royalty Review Panel for the Alberta government in September proposing increased royalties on oil and gas production in the province further unsettled producers just as they began to develop 2008 budgets and prompted many producers to consider even greater reductions in spending should the recommendations be fully implemented.
Customer pricing was at an all time high entering 2007, so even with the reductions this year rates have maintained at relatively high levels. As capacity to provide services continues to exceed demand and further pressure is applied to pricing, any further reductions will have a proportionately greater impact on profit margins.
Despite the uncertainty, Precision is well positioned to manage the existing downturn in the sector due to its strong balance sheet, ability to control costs and solid platform for future growth with its people, technology and an increasingly diversified geographic base. Wages and field crew rates are expected to hold at current levels for 2008 and Precision is exploring cost cutting initiatives in preparation for a second consecutive year of lower gas well drilling in Canada.
Canadian producers continue to defer natural gas drilling citing lower commodity price fundamentals, a weakened U.S. dollar and high finding and development costs relative to new well productivity. The high level of natural gas in storage in North America, due to rising imports of liquefied natural gas and growing gas production from an active land drilling rig fleet in the United States, has kept natural gas prices at a relatively static level to last year.
Precision’s strategy is to continue to diversify its earnings base outside Canada and be opportunistic for oilfield service consolidation opportunities. Precision intends to aggressively seek organic growth opportunities with customers in Canada and the United States given the continued demand for premium equipment such as Precision’s Super Single™ rigs. Precision is finding that its operational execution and safety performance are significant marketing advantages as United States operations grow. The expiration in 2008 of certain non-compete provisions from prior business divestitures creates further diversification opportunities.
While current conditions cast a negative near-term outlook extending into 2008, Precision remains committed to underlying fundamentals for North American drilling and well servicing opportunities. Precision expects cyclical fundamentals — such as lower service company pricing, increasing production declines from existing wells and reduced drilling — to eventually restore balance to North American natural gas storage levels and stimulate Canadian drilling demand.
SEGMENTED FINANCIAL RESULTS
Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

(Stated in thousands of	Three months ended September 30,			Nine months ended September 30,
Canadian dollars)	2007	2006	% Change	2007	2006	% Change

Revenue:
Contract Drilling Services	$160,068	$246,364	(35.0)	$519,792	$786,659	(33.9)
Completion and Production Services	71,570	106,173	(32.6)	249,754	333,102	(25.0)
Inter-segment eliminations	(3,710)	(2,979)	24.5	(9,071)	(10,226)	(11.3)

	$227,928	$349,558	(34.8)	$760,475	$1,109,535	(31.5)

Operating earnings:(1)
Contract Drilling Services	$58,877	$114,552	(48.6)	$215,625	$369,708	(41.7)
Completion and Production Services	22,538	39,015	(42.2)	83,307	123,364	(32.5)
Corporate and other	(8,013)	(11,136)	(28.0)	(20,277)	(30,189)	(32.8)

	$73,402	$142,431	(48.5)	$278,655	$462,883	(39.8)

(1)	Non-GAAP measure. See page 13.
SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

(Stated in thousands of Canadian	Three months ended September 30,			Nine months ended September 30,
dollars, except where indicated)	2007	2006	% Change	2007	2006	% Change

Revenue	$160,068	$246,364	(35.0)	$519,792	$786,659	(33.9)
Expenses:
Operating	85,951	115,262	(25.4)	260,062	367,240	(29.2)
General and administrative	3,805	6,606	(42.4)	13,631	20,529	(33.6)
Depreciation	10,490	9,968	5.2	29,212	29,410	(0.7)
Foreign exchange	945	(24)	n/m	1,262	(228)	n/m

Operating earnings(1)	$58,877	$114,552	(48.6)	$215,625	$369,708	(41.7)

Operating earnings as a percentage of revenue	36.8%	46.5%		41.5%	47.0%

Drilling rig revenue per operating day(2)	$17,112	$19,533	(12.4)	$19,276	$20,358	(5.3)

n/m – calculation not meaningful

(1)	Non-GAAP measure. See page 13.

(2)	Canadian operations only.

Drilling statistics for the three month period ended September 30:(1)

	2007		2006
	Precision	Industry(2)	Precision	Industry(2)
			2006
Number of drilling rigs (end of period)	242	887	238	795
Drilling rig operating days (spud to release)	7,903	31,371	11,606	41,585
Drilling rig operating day utilization	36%	39%	54%	57%
Number of wells drilled	1,455	5,488	1,606	6,713
Average days per well	5.4	5.7	7.2	6.2
Number of metres drilled (000s)	1,592	6,293	2,194	7,907
Average metres per well	1,094	1,147	1,366	1,178
Average metres per day	201	201	189	190
			2006
Drilling statistics for the nine month period ended September 30:(1)

	2007		2006
	Precision	Industry(2)	Precision	Industry(2)
			2006
Number of drilling rigs (end of period)	242	887	238	795
Drilling rig operating days (spud to release)	22,863	90,120	35,200	122,734
Drilling rig operating day utilization	35%	38%	55%	58%
Number of wells drilled	3,594	13,126	4,881	17,236
Average days per well	6.4	6.9	7.2	7.1
Number of metres drilled (000s)	4,305	15,973	6,138	20,802
Average metres per well	1,198	1,217	1,258	1,207
Average metres per day	188	177	174	169
			2006

(1)	Canadian operations only.

(2)	CAODC and Precision – excludes non-CAODC rigs and non-reporting CAODC members.
For the Contract Drilling segment, revenue decreased by 35% to $160 million while operating earnings decreased by 49% to $59 million compared to the same period in 2006. The reduction was attributable to lower equipment utilization and pricing due to reduced customer demands for natural gas well drilling in Canada.
Despite lower demand, average drilling operating day rates for Precision in Canada held reasonably well due to pricing for rigs under long-term contract and Precision’s Super Single™ rigs which continue to be in demand due to their versatility and drilling performance. More than 25% of the operating days achieved in Canada in the quarter were from rigs under long-term customer arrangements. Day rate pricing was $17,112 per operating day, a decrease of 12% from the same period in 2006 and 8% lower than the second quarter of 2007.
Drilling rig operating days, spud to rig release, in Canada during the third quarter of 2007 were 7,903, a decrease of 32% compared to 11,606 in 2006. The decline in the quarter was in line with industry trends. As a result of low natural gas prices and historically high field service costs many of Precision’s customers have cut their capital budgets from the record levels of 2006 and drilling operations in western Canada have been reduced significantly. For Precision’s 31 Canadian based Super Single™ rigs, utilization in the quarter held steady at 68% compared to 70% in the third quarter of 2006. Total operating days for the Super Single™ rigs was 18% higher than the prior year due to the increased rigs available.
As a result of reduced industry activity and a greater availability of hotel accommodation and other lodging, Precision’s camp and catering division experienced an activity decrease of 69% over the prior year third quarter.
Operating expenses as a percentage of revenue increased seven percentage points from the third quarter in the prior year to 54% of revenue. On a per operating day basis, costs increased by 2% due to fixed costs and higher crew wages offset by less support equipment and a reduction in performance based compensation. Lower equipment utilization increased daily operating day costs associated with fixed operating cost overhead.
Depreciation in the Contract Drilling segment increased from the prior year as the higher cost base for working rigs offset lower utilization.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

(Stated in thousands of Canadian	Three months ended September 30,			Nine months ended September 30,
dollars, except where indicated)	2007	2006	% Change	2007	2006	% Change

Revenue	$71,570	$106,173	(32.6)	$249,754	$333,102	(25.0)
Expenses:
Operating	40,956	55,527	(26.2)	138,268	175,460	(21.2)
General and administrative	1,940	3,305	(41.3)	7,193	10,122	(28.9)
Depreciation	6,129	8,323	(26.4)	20,973	24,139	(13.1)
Foreign exchange	7	3	133.3	13	17	(23.5)

Operating earnings(1)	$22,538	$39,015	(42.2)	$83,307	$123,364	(32.5)

Operating earnings as a percentage of revenue	31.5%	36.7%		33.4%	37.0%

	Three months ended September 30,			Nine months ended September 30,
Well servicing statistics:	2007	2006	% Change	2007	2006	% Change

Number of service rigs (end of period)	239	237	0.8	239	237	0.8
Service rig operating hours	84,490	123,783	(31.7)	269,581	370,400	(27.2)
Service rig operating hour utilization	38%	57%		42%	57%
Service revenue per operating hour ($/hour)	$679	$668	1.6	$742	$695	6.8

(1)	Non-GAAP measure. See page 13.
In the Completion and Production segment revenue for the third quarter decreased by 33% from 2006 to $72 million while operating earnings declined by 42% to $23 million. The decrease in revenue was attributable to the decline in industry activity due to general uncertainty in the economics of natural gas drilling. Precision’s service rig division recorded its lowest activity level for a third quarter in the past eight years.

Service rig activity declined 32% from last year, with the service rig fleet generating 84,490 operating hours compared with 123,783 hours in 2006. Utilization fell to 38% in the quarter compared to 57% a year ago. The reduction was a result of lower service rig demand as customers scaled back well completion work in line with drilling activity and decreased spending on production maintenance of existing wells, particularly natural gas wells. New well completions accounted for 30% of service rig operating hours in the third quarter compared to 40% in 2006. Winter pricing was applied in well servicing and held until late in the third quarter when lower customer demand led to price reductions.
Higher variable operating expenses along with fixed costs and flat revenue rates led to an increase in operating expenses from 52% of revenue in the third quarter of 2006 to 57% for the same period in 2007. On a per operating hour basis, costs for the service rig division increased by 11% due to higher crew wages, equipment maintenance and fixed costs being spread over a lower activity base.
Depreciation in the Completion and Production Services segment was down from the prior year due to lower equipment utilization in the third quarter of 2007.
SEGMENT REVIEW OF CORPORATE AND OTHER
Corporate and other expenses decreased by 28% to $8 million in the third quarter of 2007 compared to $11 million in the same period of 2006. The decrease was primarily due to a $3 million expense recovery of amounts previously accrued for the employee long-term incentive plan, compared to a $3 million expense accrual in 2006, partially offset by one-time costs associated with hiring a new Chief Executive Officer. A portion of the award payable under the long-term incentive plan depends on the growth in cash distributions over a three-year period and the amount distributed in the third quarter of 2007 was below the target distribution rate resulting in a partial recovery of amounts previously accrued.
OTHER ITEMS
Net interest expense in the third quarter of 2007 was $2 million and in line with the prior year.
The Trust’s effective tax rate on earnings before income taxes for the first nine months of 2007 was 8% before enacted income tax rate reductions compared to 7% for the same period in 2006. Compared to a corporate income tax rate, the low effective income tax rate is primarily the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders.
During the quarter, Precision reported earnings of $3 million from discontinued operations with receipt of funds in partial settlement of an outstanding matter associated with a business divestiture that closed during the third quarter of 2005.
LIQUIDITY AND CAPITAL RESOURCES
Precision’s liquidity and solvency position remained strong as working capital exceeded long-term debt by $26 million as at September 30, 2007, consistent with December 31, 2006. The financial position has been sustained despite a decrease in activity as a significant percentage of operating costs are variable in nature and Precision has curtailed spending and distributions in line with financial performance. During the first nine months of 2007 Precision generated cash from continuing operations of $406 million and received proceeds related to the disposal of operations discontinued in previous periods of $3 million. The cash was used to repay long-term debt of $17 million and bank indebtedness of $37 million, purchase property, plant and equipment net of disposal proceeds and related non-cash working capital of $155 million and make cash distributions to unitholders of $200 million.

The first nine months of 2007 were further highlighted by the following financial developments:
•	The Trust declared monthly distributions to unitholders of $0.19 for the first four months and $0.13 per month for the months May through September for aggregate distributions declared of $177 million or $1.41 per unit.
•	Long-term debt decreased by $17 million from December 31, 2006 to $124 million for a long-term debt to long-term debt plus equity ratio of 0.09.
•	Working capital decreased by $17 million during the first nine months to $150 million as Precision realized lower activity and corresponding revenue in the quarter compared to the fourth quarter of 2006.
DISTRIBUTIONS
Upon Precision’s conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units. Precision has a legal entity structure whereby the trust entity, Precision Drilling Trust, effectively must flow its taxable income to unitholders pursuant to its Declaration of Trust.
Distributions, including special distributions, may be declared in cash or in-kind or a combination of both and reduced, increased or suspended entirely depending on the operations of Precision and the performance of its assets, or legislative changes in tax laws by governments in Canada. The actual cash flow available for distribution to unitholders is a function of numerous factors, including the Trust’s: financial performance; debt covenants and obligations; working capital requirements; productive capacity maintenance expenditures and expansion capital expenditure requirements for the purchase of property, plant and equipment; and number of units outstanding.
Consistent with prior years, it is likely that a year-end special distribution will be declared for 2007. This special distribution will be announced by December 20, 2007 to effectively flow the Trust’s taxable income to unitholders pursuant to the Declaration of Trust.
In June 2007, the government of Canada’s Bill C-52 Budget Implementation Act, 2007 (“Bill C-52”) was enacted and included legislative provisions that impose a tax on certain distributions from publicly traded specified income flow-through (“SIFT”) trusts at a rate equal to the applicable federal corporate tax rate plus a provincial SIFT tax factor (a combined 31.5% in 2011). The SIFT tax measures were initially announced on October 31, 2006. Precision will be a SIFT trust on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines announced by the federal Department of Finance on December 15, 2006. Due to Precision’s legal entity structure, the enacted SIFT tax measures have no significant impact on Precision’s future tax liability provision. Bill C-52 included a federal corporate income tax rate reduction of 0.5%, effective after 2010, which resulted in a $2 million future tax reduction in the current year.
Key factors for consideration in determining actual cash flow available for distribution, in an historical context, are disclosed within the consolidated statements of cash flow. In calculating distributable cash Precision makes the following adjustments:
•	Deducts the purchase of property plant and equipment for productive capacity maintenance as the minimum capital reinvestment required to maintain current operating capacity;
•	Deducts the purchase of property plant and equipment for expansion initiatives to grow capacity;
•	Adds the proceeds on the sale of property, plant and equipment capital which are incidental transactions occurring within the normal course of operations;
•	Deducts long-term incentive plan changes as an unfunded liability resulting from the operating activities in the current period with payments beginning March 2009.

A quarterly two-year reconciliation of distributable cash from continuing operations follows:

(Stated in thousands of Canadian dollars,
except per diluted unit amounts)	2006	2007
Quarters ended	December 31	March 31	June 30	September 30

Cash provided by continuing operations	$154,233	$156,298	$229,073	$20,270
Deduct:
Purchase of property, plant and equipment for productive capacity maintenance	(26,122)	(17,583)	(8,602)	(10,544)
Purchase of property, plant and equipment for expansion initiatives	(46,211)	(38,119)	(44,238)	(30,382)
Add:
Proceeds on the sale of property, plant and equipment	3,742	1,128	2,130	1,273

Standardized distributable cash(1)	85,642	101,724	178,363	(19,383)
Unfunded long-term incentive plan compensation	(10,192)	2,461	4,167	3,685

Distributable cash from continuing operations(1)	$75,450	$104,185	$182,530	$(15,698)

Cash distributions declared	$116,912	$71,682	$56,591	$49,046

Per diluted unit information:
Cash distributions declared	$0.93	$0.57	$0.45	$0.39
Standardized distributable cash(1)	$0.68	$0.81	$1.42	$(0.15)
Distributable cash from continuing operations(1)	$0.60	$0.83	$1.45	$(0.12)

	2005	2006
Quarters ended	December 31	March 31	June 30	September 30

Cash provided by (used in) continuing operations	$(53,587)	$40,940	$339,619	$74,952
Deduct:
Purchase of property, plant and equipment for productive capacity maintenance	(26,931)	(16,449)	(25,049)	(24,503)
Purchase of property, plant and equipment for expansion initiatives	(17,909)	(32,582)	(36,238)	(55,876)
Add:
Proceeds on the sale of property, plant and equipment	6,897	8,164	13,180	4,251

Standardized distributable cash(1)	(91,530)	73	291,512	(1,176)
Unfunded long-term incentive plan compensation	—	(2,803)	(4,442)	(5,262)

Distributable cash from continuing operations(1)	$(91,530)	$(2,730)	$287,070	$(6,438)

Cash distributions declared		$101,623	$111,681	$116,785

Per diluted unit information:
Cash distributions declared	$0.56	$0.81	$0.89	$0.93
Standardized distributable cash(1)	$(0.73)	$0.00	$2.32	$(0.01)
Distributable cash from continuing operations(1)	$(0.74)	$(0.02)	$2.29	$(0.05)

(1)	Non-GAAP measure. See page 13.
The quarterly distributable cash calculation over the past two years serves to demonstrate the wide variances from quarter to quarter and highlights the need to consider seasonal and economic conditions for cumulative quarters to assess performance and the reasonableness of distribution payout ratios. Over the past 21 months, distributable cash ranged from an outflow of $16 million to an inflow of $287 million. Management believes that distributable cash calculations for any period before 2006 would not be meaningful given Precision’s November 2005 conversion from a corporation to an income trust.

For the quarter ended September 30, 2007 cash provided by operations was $20 million, a decrease of $55 million from the 2006 third quarter. The decrease was due to the decline in activity in the current quarter compared to the prior year and a lower cash realization of non-cash working capital balances of $19 million. For the quarter, additions to property, plant and equipment to sustain the productive capacity of Precision’s equipment and infrastructure were $11 million while expansion capital was $30 million.
For the 21-month period ended September 30, 2007 Precision generated distributable cash from operations of $624 million and declared cash distributions of $624 million.
The Canadian drilling industry is subject to seasonality with activity and earnings peaking during the winter months. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans can restrict activity at any time but are most typical for spring breakup during the second quarter before equipment is able to move for summer drilling programs.
As a result, in combination with economic cycles, Precision’s operating and financial results can vary significantly by quarter. Working capital is typically at its highest level following the first quarter when accounts receivable increases from winter activity and tends to be at its lowest during the second quarter. The change in the non-cash working capital balance has a direct impact on cash provided by operations.

	Three months ended	Nine months ended	Year ended
	September 30,	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2007	2007	2006

Cash provided by continuing operations (A)	$20,270	$405,641	$609,744
Net earnings (B)	$72,658	$256,447	$579,589
Distributions declared (C)	$49,046	$177,319	$471,524

Excess (shortfall) of cash provided by continuing operations over distributions declared (A-C)	$(28,776)	$228,322	$138,220

Excess of net earnings over distributions declared (B-C)	$23,612	$79,128	$108,065

Precision’s intentions are to generate sufficient cash from normal operating activities to adequately fund distributions and any shortfall will be funded from operating cash flow from other quarters.
Periodically, Precision enters into cash generating transactions that are outside the normal course of operations and, while such transactions increase the cash available for distribution, Precision does not rely on these sources of cash for distributions.
QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars,
except per diluted unit amounts)	2006	2007
Quarters ended	December 31	March 31	June 30	September 30

Revenue	$328,049	$410,542	$122,005	$227,928
Operating earnings(1)	132,396	178,179	27,074	73,402
Earnings from continuing operations	126,474	158,067	25,722	69,702
Per diluted unit	1.01	1.26	0.20	0.55
Net earnings	127,436	158,067	25,722	72,658
Per diluted unit	1.01	1.26	0.20	0.58
Cash provided by continuing operations	154,233	156,298	229,073	20,270
Distributions declared	$141,435	$71,682	$56,591	$49,046

	2005	2006
Quarters ended	December 31	March 31	June 30	September 30
		2006
Revenue	$427,861	$536,408	$223,569	$349,558
Operating earnings(1)	175,897	245,909	74,543	142,431
Earnings from continuing operations	120,877	224,183	88,303	133,552
Per diluted unit	0.96	1.79	0.70	1.06
Net earnings	83,546	224,183	88,303	139,667
Per diluted unit	0.66	1.79	0.70	1.11
Cash provided by (used in) continuing operations	(53,847)	40,940	339,619	74,952
Distributions declared	$70,510	$101,623	$111,681	$116,785

(1)	Non-GAAP measure. See page 13.
NON — GAAP MEASURES AND RECONCILIATIONS
Precision uses both GAAP and non-GAAP measures to assess performance and believes the non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance:
•	Operating earnings: Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed.

•	Standardized distributable cash, distributable cash from continuing operations, standardized distributable cash per diluted unit and distributable cash from continuing operations per diluted unit: Management believes that in addition to cash provided by (used in) continuing operations, standardized distributable cash and distributable cash from continuing operations are useful supplemental measures. They provide an indication of the funds available for distribution to unitholders after consideration of the impacts of capital expenditures and long-term unfunded contractual operational obligations. In prior quarters instead of deducting total capital expenditures in the calculation of distributable cash, Precision only excluded productive capacity maintenance but as a result of new guidance expansion capital is now also deducted.
Precision’s method of calculating these non-GAAP measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors are cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision’s performance.
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, to allow timely decisions regarding required disclosure.
As of September 30, 2007 an evaluation was carried out, under the supervision of and with the participation of management, including the principal executive officer and principal financial and accounting officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the principal executive officer and principal financial and accounting officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at September 30, 2007.
During the quarter ended September 30, 2007 there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Certain statements contained in this interim report, including statements related to Precision’s estimated distributions, special year-end distributions, capital expenditures, projected asset growth, view and outlook toward future natural gas prices, cyclical industry fundamentals, pricing competition in the Canadian drilling industry, future natural gas supply growth and storage levels, drilling activity in Canada and the United States, expansion in the United States and elsewhere and statements that contain words such as “could”, “should”, “can”,“anticipate”, “expect”, “believe”, “will”, “may”, “likely” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively “forward-looking information and statements”).
These statements include, but are not limited to, statements as to seasonal and weather conditions affecting the Canadian oil and natural gas industry and the demand for Precision’s services. These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact the use of services supplied by Precision.
Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

Precision Drilling Trust
UNITHOLDER INFORMATION

ACCOUNT QUESTIONS
STOCK EXCHANGE LISTINGS
Units of Precision Drilling Trust are listed on the Toronto Stock Exchange under the trading symbol PD.UN and on the New York Stock Exchange under the trading symbol PDS.	Precision’s Transfer Agent can help you with a variety of unitholder related services, including:
Q3 2007 TRADING PROFILE Toronto (TSX: PD.UN)	• Change of address • Lost unit certificates • Transfer of units to another person • Estate settlement You can contact Precision’s Transfer Agent at:
High: $26.87
Low: $18.33	Computershare Trust Company of Canada
Close: $19.07	100 University Avenue
Volume Traded: 34,407,412	9th Floor, North Tower
Toronto, Ontario M5J 2Y1
New York (NYSE: PDS)	Canada
High: US$25.45 Low: US$17.25 Close: US$19.15 Volume Traded: 33,807,348	Telephone: 1-800-564-6253 (toll free in Canada and the United States) 1-514-982-7555 (international direct dialing)

TRANSFER AGENT AND REGISTRAR	Email: service@computershare.com
Computershare Trust Company of Canada Calgary, Alberta
ONLINE INFORMATION
TRANSFER POINT Computershare Trust Company NA Denver, Colorado
To receive news releases by email, or to view this interim report online, please visit the Trust’s website at www.precisiondrilling.com and refer to the Investor Centre section. Additional information relating to the Trust, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com.

ESTIMATED INTERIM RELEASE DATES
2007 Fourth Quarter — February 14, 2008

Precision Drilling Trust
CORPORATE INFORMATION

HEAD OFFICE	TRUSTEES	LEAD BANK
Precision Drilling Trust	Robert J.S. Gibson	Royal Bank of Canada
4200, 150 – 6th Avenue SW	Allen R. Hagerman	Calgary, Alberta
Calgary, Alberta, Canada	Patrick M. Murray
T2P 3Y7		AUDITORS
Telephone: 403-716-4500		KPMG LLP
Facsimile: 403-264-0251	DIRECTORS	Calgary, Alberta
Email: info@precisiondrilling.com	W.C. (Mickey) Dunn
Website: www.precisiondrilling.com	Brian A. Felesky, CM, Q.C.
Robert J.S. Gibson
Allen R. Hagerman
Stephen J.J. Letwin
Patrick M. Murray
Kevin A. Neveu
Frederick W. Pheasey
Robert L. Phillips

OFFICERS
Kevin A. Neveu
Chief Executive Officer
Gene C. Stahl
President and
Chief Operating Officer
Doug J. Strong
Chief Financial Officer
Darren J. Ruhr
Vice President,
Corporate Services and
Corporate Secretary